Exhibit 99.5

181 University Ave., Suite 2000
Toronto, ONM5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD REPORTS STRONG SECOND QUARTER RESULTS

TORONTO, ONTARIO— (Marketwire — August 9, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the second quarter and first six months of 2012. During the second quarter, the Company achieved strong production and cash cost results with production of 24,426 ounces, near the top of the 20,000 to 25,000 ounce target range, and cash operating costs of US$849 per ounce produced, in line with the target for the year of US$825 to US$875 per ounce. The Company also continued to strengthen its balance sheet and to make excellent progress with its development program designed to position the Company for strong production growth in 2013.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We performed well against our targets during the second quarter. In fact, our strong second quarter results represent the third consecutive quarter that we have met or exceeded our production targets. Growth in production from the first quarter of this year reflected increased tonnes from stope production and mining in higher-grade areas at Timmins West Mine, including the UM Zone and lower Thunder Creek Deposit, where grades during the quarter averaged approximately 5.0 grams per tonne. We also continued to make excellent progress with our development program, which by the end of this year will set us up for strong production growth going forward and position us to execute the mine plan outlined in the Timmins West Mine Preliminary Economic Assessment.

“We also took steps during the second quarter to strengthen our balance sheet and effectively manage our costs to ensure we are funded to achieve our growth plans. Firstly, we arranged a $70 million credit facility with Sprott Resource Lending Partners (“Sprott”). Of The $70 million, $35 million has been received through a gold-linked note, with the remaining $35 million relating to a standby line of credit which becomes available effective November 1, 2012. In terms of our costs, we announced plans in early June to reduce our 2012 capital budget by $15 to $20 million through cost savings and the deferral of expenditures not immediately critical to achieving our key production targets.”

Second Quarter 2012 Highlights

•                  Production for the second quarter 2012 of 24,426 ounces recovered (183,215 tonnes processed at an average grade of 4.3 grams per tonne (“gpt”) gold), near the top of the Company’s target range of 20,000 — 25,000 ounces; a total of 24,298 ounces were poured during the quarter, with 24,915 ounces being sold at an average price of US$1,605 per ounce

•                  Production from Timmins West Mine: 18,894 ounces (136,455 tonnes @ 4.44 gpt)

•                  Production from Bell Creek Mine: 5,532 ounces (46,760 tonnes @ 3.83 gpt).

•                  Production for the first six months of 2012 of 41,106 ounces recovered (343,724 tonnes grading 3.87 gpt), 40,479 ounces were poured and 43,389 ounces were sold at an average price of US$1,641 per ounce.

•                  Mill throughput during the quarter averaged 2,013 tonnes per day with an average recovery rate of 96.8%.

•                  Cash operating costs(1) per ounce of gold sold during the second quarter of 2012 were US$916. (Based on ounces produced during the second quarter, cash operating costs(1) averaged US$849 per ounce.)

•                  Cash operating costs(1) per ounce of gold sold during the first half of 2012 averaged US$963 per ounce (US$949 per ounce based on ounces produced).

•                  Cash earnings from mine operations(1) for the second quarter of 2012 of $16.8 million, up significantly from $2.6 million for the second quarter of 2011 due to an increase in gold sales, a higher average gold price and lower cash operating costs(1). Cash earnings from mine operations(1) for the first six months of 2012 totaled $26.3 million, up from $14.0 million during the first half of 2011.

•                  Net loss for the second quarter 2012 was $2.0 million or $0.00 per common share compared to net loss of $2.5 million or $0.01 per common share during the second quarter 2011. The net loss during the second quarter of this year largely reflected higher depreciation and depletion costs. Net loss for the first half of 2012 totaled $4.9 million ($0.01 per common share) versus $0.2 million or ($0.00 per common share) for the same period in 2011.

•                  Capital expenditures for the first six months of 2012 totaled $85.9 million with an additional $6.4 million of expenditures for exploration.

•                  Significant development, ore delineation and stope preparation work was completed during the first half of 2012 with the capital program for development of Timmins West Mine on track to position the Company for higher levels of production in 2013.

•                  5,186 metres of total development completed

•                  64,875 metres of definition and delineation drilling completed.

•                  Exploration success during the second quarter included major extensions of the high-grade core at the Gold River Project and the expansion of Fenn-Gib mineralization in multiple directions, as well as the identification of new exploration targets at both projects

•                  An updated reserve estimate was released for Timmins West Mine during the second quarter, including probable reserves of 823,848 ounces of gold (4,922,180 tonnes grading 5.21 grams per tonne), in line with the Company’s objective of establishing and maintaining three to five years of reserves ahead of production.

Outlook

In 2012, Lake Shore Gold is focused on completing an extensive capital development program at the Timmins West Mine that will position the Company for strong production growth in 2013.

During the first half of 2012, the Company met target production levels and made good progress with its development, ore delineation and stope preparation work.  Production during the second half of the year is expected to increase from the first half level leading to full-year production within the previously announced target range of 85,000 to 100,000 ounces. The cash cost target for 2012 of US$825 to US$875 per ounce remains unchanged.

During the second quarter of 2012, the Company announced plans to reduce capital spending in 2012 by $15 to $20 million through cost savings and the deferral of expenditures not immediately critical to achieving key production targets. Total capital spending for 2012 is now projected at $170-$175 million, including approximately $85 million related to work at Timmins West Mine, $56 million to the mill expansion, $6 million of other milling costs, $16 million to advance Bell Creek and an additional $10 million for surface exploration drilling.

As of July 31, 2012, the Company had cash and cash equivalents of $57.7 million as well as $4.7 million of gold bullion inventory and an additional $35 million of liquidity from the Sprott credit facility (through a standby line of credit), which was finalized late in the second quarter 2012. The standby line can be drawn as of November 1, 2012. Based on its current liquidity position and anticipated cash flow to the end of the year, the Company is positioned to fund all remaining planned expenditures in 2012. (All cash flow and other financial projections for 2012 are based on an assumed average gold price for the year of US$1,650 per ounce and a C$/US$ exchange rate of 0.98.)

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Friday, August 10, 2012 at 10:00 am EST to discuss the Company’s second quarter and first half 2012 financial and operating results. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-9432 or 888-340-9642

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 2569205#

Available until: 11:59 pm (August 17, 2012)

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

(1)                Cash operating costs per ounce are shown before royalties. Royalties increased cash operating costs per ounce for the second quarter and first six months of 2012 by US$33 and US$12, respectively.